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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*



                              BANCWEST CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                   -----------------------------------------
                         (Title of Class of Securities)




                                   059790105
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages

SEC 1745 (2-95)

CUSIP NO.  059790105               SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BANCWEST CORPORATION
          99-0156159
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          A DELAWARE CORPORATION
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,000,676.925
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,199,554
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   963,451.925
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,229,519
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,449,298.945
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.8
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   6   PAGES
                               -----    -----

                                   SCHEDULE G


Item 1(a)  Name of Issuer.

     BancWest Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices.

     999 Bishop Street
     Honolulu, Hawaii  96813

Item 2(a)  Name of Person Filing.

     BancWest Corporation

Item 2(b)  Address of Principal Business Office or, if none, Residence.

     999 Bishop Street
     Honolulu, Hawaii 96813

Item 2(c)  Citizenship.

     A Delaware Corporation

Item 2(d)  Title of Class of Securities.

     Common Stock, Par Value $1.00 Per Share

Item 2(e)  CUSIP Number.

     059790105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a). [ ] Broker or Dealer registered under Section 15 of the Act

     (b). [ ] Bank as defined in section 3(a)(6) of the Act

     (c). [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d). [ ] Investment Company registered under section 8 of the Investment Company Act

     (e). [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 240.13d-1(b)(1)(ii)(F)

     (g). [X] Parent Holding Company, in accordance with Rule
240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h). [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned: 2,449,298.945

     (b)  Percent of Class: 7.8

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 1,000,676.925

          (ii) shared power to vote or to direct the vote: 1,199,554

          (iii) sole power to dispose or to direct the disposition of:
963,451.925

          (iv) shared power to dispose or to direct the disposition of:
1,229,519

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     See Exhibit 1.

Item 8. Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  12, 1999

By
   -----------------------------------
   Herbert E. Wolff
   Senior Vice President-Secretary